UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

CENCORA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03073E105

(CUSIP Number)

Matthew D’Ambrosio

Interim Global Chief Legal Officer

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

With a copy to:

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073E105	13D

1	Name of Reporting Person Walgreens Boots Alliance Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 26,277,561
	9	Sole Dispositive Power
	10	Shared Dispositive Power 26,277,561

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,277,561
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.2% *
14	Type of Reporting Person (See Instructions) OO

*

This calculation is based on the adjusted 199,269,598 shares of Common Stock outstanding as of February 9, 2024 (as represented by the Issuer in its Current Report on Form 8-K filed on the date hereof).

CUSIP No. 03073E105	13D

1	Name of Reporting Person WBA Investments, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 26,277,561
	9	Sole Dispositive Power
	10	Shared Dispositive Power 26,277,561

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,277,561
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.2% *
14	Type of Reporting Person (See Instructions) CO

*

This calculation is based on the adjusted 199,269,598 shares of Common Stock outstanding as of February 9, 2024 (as represented by the Issuer in its Current Report on Form 8-K filed on the date hereof).

CUSIP No. 03073E105	13D

1	Name of Reporting Person Walgreens Boots Alliance, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 26,277,561
	9	Sole Dispositive Power
	10	Shared Dispositive Power 26,277,561

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,277,561
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.2% *
14	Type of Reporting Person (See Instructions) HC, CO

*

This calculation is based on the adjusted 199,269,598 shares of Common Stock outstanding as of February 9, 2024 (as represented by the Issuer in its Current Report on Form 8-K filed on the date hereof).

This Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) amends and supplements the Schedule 13D (the “Schedule 13D”) relating to the common stock, $0.01 par value per share (“Common Stock”), of Cencora, Inc., a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2014, as amended by Amendment No. 1 thereto filed on January 16, 2015, Amendment No. 2 thereto filed on January 25, 2016, Amendment No. 3 thereto filed on March 22, 2016, Amendment No. 4 thereto filed on August 25, 2016, Amendment No. 5 thereto filed on November 14, 2016, Amendment No. 6 thereto filed on January 6, 2021, Amendment No. 7 thereto filed on June 3, 2021, Amendment No. 8 thereto filed on May 12, 2022, Amendment No. 9 thereto filed on August 4, 2022, Amendment No. 10 thereto filed on November 9, 2022, Amendment No. 11 thereto filed on December 12, 2022, Amendment No. 12 thereto filed on May 15, 2023, Amendment No. 13 thereto filed on June 20, 2023, Amendment No. 14 thereto filed on August 7, 2023 and Amendment No. 15 thereto filed on November 14, 2023. Terms used but not defined in this Amendment No. 16 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

Item 2. Identity and Background.

Item 2 is amended and supplemented as follows:

This Amendment No. 16 is being filed by: (i) Walgreens Boots Alliance Holdings LLC, a Delaware limited liability company (“WBA Holdings”) (f/k/a WAB Holdings LLC); (ii) WBA Investments, Inc., a Delaware corporation (“WBA Investments”); and (iii) Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA”). WBA Holdings, WBA Investments and WBA are collectively referred to as the “Reporting Persons.”

WBA Holdings was formed solely for the purpose of investing in the Issuer. All of the shares of Common Stock reported as beneficially owned by any Reporting Person in this Schedule 13D are held by WBA Holdings. WBA Holdings is a wholly owned subsidiary of WBA Investments. WBA Investments is a wholly owned subsidiary of WBA. WBA, together with its subsidiaries, including the Reporting Persons, is a global pharmacy-led, health and wellbeing enterprise.

The principal business office of each of the Reporting Persons is: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows by adding the following:

February 2024 Sale

On February 7, 2024, WBA Holdings sold 4,000,000 shares of the outstanding common stock, par value $0.01 per share, of the Issuer (the “Common Stock”) in an unregistered block trade pursuant to Rule 144 under the Securities Act of 1933 (the “February 2024 Sale”), representing approximately 13.2% of the outstanding Common Stock after giving effect to the February 2024 Sale and concurrent share repurchase described below (as represented by the Issuer in its Current Report on Form 8-K filed on February 9, 2024).

In addition, the Issuer and WBA Holdings concurrently entered into a share repurchase agreement (the “Share Repurchase Agreement”) whereby the Issuer repurchased directly from WBA Holdings 212,395 shares of the Common Stock at a price per share equal to the price for the February 2024 Sale (the “Concurrent Share Repurchase”).

Proceeds from the February 2024 Sale and the Concurrent Share Repurchase will be used by WBA primarily for debt paydown and general corporate purposes, as WBA continues to build out a more capital-efficient health services strategy rooted in its retail pharmacy footprint.

From time to time, WBA undertakes a review of its strategic and capital allocation priorities. As part of this review, WBA may effect one or more further sales of Common Stock. Any such sales, which may be undertaken at any time without further notice, may take a number of forms, including registered public offerings effected pursuant to WBA’s registration rights under the A&R Shareholders Agreement (which offerings may be underwritten and/or marketed), unregistered or registered block trades, unregistered market or private sales, pledges, hedges, forward sales and other derivative transactions.

Decisions to effect any such sales, as well as the size and timing thereof, are also subject to a number of factors outside of the control of WBA, including current and anticipated future trading prices of the shares of Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and/or business opportunities available to the Reporting Persons, strategic considerations in respect of the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. WBA will periodically consider such sales opportunistically based on such factors and, as a result, the ultimate number of shares of Common Stock that may be sold by WBA, if any, is not ascertainable.

All existing commercial agreements between WBA and the Issuer (including the US pharmaceutical distribution agreement), as well as the A&R Shareholders Agreement, remain in full force and effect in accordance with their respective terms.

Ornella Barra remains a director of the Issuer. It is currently expected that Ms. Barra (or another designee of WBA) will remain a director of the Issuer unless and until the occurrence of a Walgreens Investor Rights Termination Event (as defined in the A&R Shareholders Agreement).

The foregoing summary of the Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, a copy of which is attached hereto as Exhibit 99.26 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a) and (b). The ownership percentages set forth below are based on the adjusted 199,269,598 shares of Common Stock outstanding as of February 9, 2024 (as reported by the Issuer on its Current Report on Form 8-K filed on February 9, 2024). WBA Holdings may be deemed to beneficially own 26,277,561 shares of Common Stock, representing approximately 13.2% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 16.

By virtue of relationships reported in Item 2, each of WBA Investments and WBA may be deemed to share the power to vote or direct to vote or to direct the voting of, and to dispose of or to direct the disposition of and, accordingly, may be deemed to beneficially own the 26,277,561 shares of Common Stock held by WBA Holdings, representing approximately 13.2% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 16.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than WBA Holdings) that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) With respect to each Reporting Person, such Reporting Person and, to the knowledge of such Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, have not effected any transaction in shares of Common Stock in the past 60 days.

(d) Other than WBA and its subsidiaries, including WBA Holdings and WBA Investments and the persons listed in Annex A hereto with respect thereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 4 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibits	Description of Exhibits

99.1	Framework Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.2	Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.3	Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.4	Warrant issued on March 18, 2013 (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.5	Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.6	Warrant issued on March 18, 2013 (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.7	Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.8	Shareholders Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.9	Transaction Rights Agreement, dated as of March 18, 2013, by and among Walgreen Co., Walgreens Pharmacy Strategies, LLC, Alliance Boots GmbH, Alliance Boots Luxembourg S.à r.l., and WAB Holdings LLC (filed as Exhibit 10.3 to Walgreen Co.’s Current Report on Form 8-K (File No. 1-00604), filed on March 20, 2013 and incorporated by reference herein).

99.10	Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH (previously filed on January 16, 2015 as Exhibit 99.11 to Amendment No. 1 to this Schedule 13D).

99.11	Joint Filing Agreement, dated August 25, 2016 (previously filed on August 25, 2016 as Exhibit 99.11 to Amendment No. 4 to this Schedule 13D).

99.12	Share Purchase Agreement, dated as of January 6, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (incorporated herein by reference to Exhibit 2.1 of the Form 8-K Filed by Walgreens Boots Alliance, Inc. on January 7, 2021 (file number 001-36759)).

99.13	Amended and Restated AmerisourceBergen Shareholders Agreement, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (previously filed on June 3, 2021 as Exhibit 99.13 to Amendment No. 7 to this Schedule 13D).

99.14	Amendment No. 1 to the Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of July 6, 2022, by and between Walgreens Boots Alliance, Inc., and Amerisource Bergen Corporation (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-16671), filed on August 3, 2022 and incorporated by reference herein).

99.15	Underwriting Agreement, dated as of November 7, 2022, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC and Morgan Stanley & Co. LLC (previously filed on November 9, 2022 as Exhibit 99.15 to Amendment No. 10 to this Schedule 13D).

99.16	Share Repurchase Agreement, dated as of November 6, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on November 9, 2022 as Exhibit 99.16 to Amendment No. 10 to this Schedule 13D).

99.17	Form of Lock-Up Agreement (included in Exhibit 99.15).

99.18	Share Repurchase Agreement, dated as of December 8, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on December 12, 2022 and incorporated by reference herein).

99.19	Form of Master Confirmation: Pre-paid Variable Share Forward Transactions (previously filed on May 15, 2023 as Exhibit 99.19 to Amendment No. 12 to this Schedule 13D).

99.20	Share Repurchase Agreement, dated as of May 11, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on May 15, 2023 and incorporated by reference herein).

99.21	Share Repurchase Agreement, dated as of June 15, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on June 20, 2023 and incorporated by reference herein).

99.22	Underwriting Agreement, dated as of August 3, 2023, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC, Goldman Sachs & Co. LLC and the VPF financial institutions (previously filed on August 7, 2023 as Exhibit 99.22 to Amendment No. 14 to this Schedule 13D).

99.23	Form of Lock-Up Agreement (included in Exhibit 99.22).

99.24	Share Repurchase Agreement, dated as of August 2, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on August 7, 2023 as Exhibit 99.24 to Amendment No. 14 to this Schedule 13D).

99.25	Share Repurchase Agreement, dated as of November 9, 2023, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC.

99.26	Share Repurchase Agreement, dated as of February 7, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC.

*	As previously disclosed, Warrants exercised in full on March 18, 2016 and August 25, 2016.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

By:	/s/ Manmohan Mahajan
Name:	Manmohan Mahajan
Title:	President

WBA INVESTMENTS, INC.

By:	/s/ Manmohan Mahajan
Name:	Manmohan Mahajan
Title:	President

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Manmohan Mahajan
Name:	Manmohan Mahajan
Title:	Senior Vice President and Interim Global Chief Financial Officer

ANNEX A

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Manmohan Mahajan, President

Present Principal Occupation: Senior Vice President and Interim Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Joseph B. Amsbary, Jr., Vice President and Secretary

Present Principal Occupation: Senior Vice President and Corporate Secretary, Walgreens Boots Alliance Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

Omorlie Harris, Treasurer

Present Principal Occupation: Senior Vice President, Global Treasurer, Walgreens Boots Alliance, Inc.

Michael Emerson, Vice President, Tax

Present Principal Occupation: Vice President, Domestic Tax Strategies and Tax Controversy, Walgreen Co.

Brittany Mack, Assistant Treasurer

Present Principal Occupation: Senior Director, Tax Operations and Compliance, Walgreen Co.

Cherita Thomas, Assistant Secretary

Present Principal Occupation: Senior Director, Securities Counsel and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WBA INVESTMENTS, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, each director listed below is a United States citizen.

Manmohan Mahajan, President

Present Principal Occupation: Senior Vice President, Interim Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Joseph B. Amsbary, Jr., Senior Vice President and Secretary

Present Principal Occupation: Senior Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens..

Manmohan Mahajan, President

Present Principal Occupation: Senior Vice President, Interim Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

Joseph B. Amsbary, Jr., Senior Vice President and Secretary

Present Principal Occupation: Senior Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Omorlie Harris, Treasurer

Present Principal Occupation: Senior Vice President, Global Treasurer, Walgreens Boots Alliance, Inc.

Michael Emerson, Vice President, Tax

Present Principal Occupation: VP, Domestic Tax Strategies and Tax Controversy, Walgreen Co.

Brittany Mack, Assistant Treasurer

Present Principal Occupation: Senior Director, Tax Operations and Compliance, Walgreen Co.

Cherita Thomas, Assistant Secretary

Present Principal Occupation: Senior Director, Securities Counsel and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WALGREENS BOOTS ALLIANCE, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens, except for Janice M. Babiak, who is a citizen of the United States and the United Kingdom; John A. Lederer, who is a citizen of Canada; and Stefano Pessina, who is a citizen of Monaco.

Stefano Pessina

Business address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Executive Chairman, Walgreens Boots Alliance, Inc.

Timothy C. Wentworth

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Ginger L. Graham

Present Principal Occupation: Lead Independent Director, Walgreens Boots Alliance, Inc. and Former President and Chief Executive Officer, Amylin Pharmaceuticals

Janice M. Babiak

Present Principal Occupation: Former Partner, Ernst & Young LLP

Inderpal S. Bhandari

Present Principal Occupation: Former Global Chief Data Officer, IBM Corporation

Bryan C. Hanson

Present Principal Occupation: Chief Executive Officer, 3M Health Care Business Group

Robert L. Huffines

Present Principal Occupation: Global Chairman, Investment Banking at J.P. Morgan Chase & Co.

Valerie B. Jarrett

Present Principal Occupation: Chief Executive Officer of the Obama Foundation and Former Senior Advisor to President Barack Obama

John A. Lederer

Present Principal Occupation: Interim Chief Executive Officer, Staples, Inc. and Senior Advisor, Sycamore Partners

Tom Pollen

Present Principal Occupation: Chairman, Chief Executive Office and President of Becton, Dickinson and Company

Nancy M. Schlichting

Present Principal Occupation: Former Chief Executive Officer, Henry Ford Health System

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all executive officers listed below are United States citizens, except for Stefano Pessina and Ornella Barra, who are each citizens of Monaco.

Stefano Pessina

Business Address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Executive Chairman of the Board, Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Chief Operating Officer, International, Walgreens Boots Alliance, Inc.

Tim Wentworth

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Tracey Brown

Present Principal Occupation: Executive Vice President and President, Walgreens Retail, and Chief Customer Officer

John Driscoll

Present Principal Occupation: Executive Vice President, President of U.S. Healthcare

Manmohan Mahajan

Present Principal Occupation: Senior Vice President and Interim Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Neal Sample

Present Principal Occupation: Executive Vice President and Chief Information Officer, Walgreens Boots Alliance, Inc.

Rick Gates

Present Principal Occupation: Senior Vice President and Chief Pharmacy Officer, Walgreens Boots Alliance, Inc.

Beth Leonard Fabbri

Present Principal Occupation: Senior Vice President and Chief Corporate Affairs Officer, Walgreens Boots Alliance, Inc.